

March 24, 2015

<u>Via E-Mail</u>
Timothy J. Harris
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94303-1018

> **Re:** **AeroCentury Corp.**
> **PREC14A filed March 18, 2015**
> **PRE 14A filed March 13, 2015**
> **File No. 1-13387**

Dear Mr. Harris:

We have reviewed the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the PREC14A listed above.

Preliminary Proxy Statement filed March 18, 2015

General

1. Please confirm your understanding (in your response letter) that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

2. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

3. Revise the proxy statement and form of proxy to mark both as "preliminary." See Rule 14a-6(e)(1).

4. Revise to disclose an accurate date on which the proxy materials are being furnished to shareholders on the first page of the proxy statement. Refer to Item 1(b) of Schedule 14A.

5. As to each proposal for which proxies are being solicited, provide the disclosure required by Item 21 of Schedule 14A.

Background of the Solicitation for Director Election…, page 4

6. Explain why the Company discontinued all business dealings with Mr. Beaumont in 2012.

7. In the third paragraph in this section, provide more specifics about the "various times" at which Mr. Beaumont has approached the Company about opportunities for aircraft engines and other business opportunities and explain why in each case, the Company elected not to participate in those business opportunities.

8. In the fourth paragraph in this section, provide a date for when Mr. Beaumont suggested a joint venture with the Company and explain what kind of business venture he suggested that you describe as "outside the Company's core business."

9. Here or where appropriate in the revised proxy statement, describe the termination provisions of the Company's Management Agreement with JMC as they relate to a change in control transaction such as the acquisition proposed by Mr. Beaumont. Quantify the termination fees that could be triggered if the Management Agreement were to be terminated before its expiration in 2018 due to a change in control or otherwise.

Related Party Transactions, page 15

10. The disclosure here states that the Company has no employees and management of the Company is performed by JetFleet Management Corporation (JMC), which is a subsidiary of JetFleet Holding Company (JHC), pursuant to a 20 year Management Agreement between the Company and JMC. JMC is controlled by Company President and Chairman Neal Crispin and his wife Toni Perazzo who is also a director and CFO of the Company and both Mr. Crispin and Ms. Perazzo are employees of JMC. The office4rs of the Company are also officers of JMC and two members of JMC's Board of Directors are also members of the Company's Board of Directors. Quantify the amount of compensation attributable to participants in this solicitation including Mr. Crispin and Ms. Perazzo by virtue of their affiliation with or ownership interest in JMC or JHC. See Item 5(b) of Regulation 14A and 404 of Regulation S-K. See also, Item 402(m) of Regulation S-K.

11. With respect to the Management Agreement between the Company and JMC, briefly explain how the management fees payable under the Agreement are calculated.

12. Quantify any other fees paid or payable to JMC or JHC outside of the Management Agreement (such as the acquisition or remarketing fees referenced on page 13 of the proxy statement), and explain the basis for such fees if payable other than pursuant to the Management Agreement.

13. As you are aware, Mr. Beaumont has made a proposal to acquire the Company. Quantify the fees that may be payable to Company insiders pursuant to their affiliation with JMC and JHC described in our comment above upon a change in control of the Company. Discuss any conflicts of interest presented.

14. Given that Company insiders control JMC, explain specifically why JMC granted the Company a waiver of the management fee payable by the Company for the fourth quarter of 2014, including the timing of the waiver. Clarify whether the $1,200,000 waiver means the fee is deferred or waived permanently and describe any materials terms of the waiver arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions